QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123716

        PROSPECTUS

2,564,166 Shares

Common Stock

        This Reoffer Prospectus relates to 2,564,166 shares of the Common Stock, par value $0.01 (the "Common Stock"), of Theravance, Inc. (the "Company"), which may be offered from time to time by certain key employees named herein and certain employees who are not named herein who are not affiliates (the "Selling Stockholders"). It is anticipated that the Selling Stockholders will offer shares for sale at prevailing prices on the Nasdaq National Market System on the date of sale. The Company will receive no part of the proceeds of sale made hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by each of the Selling Stockholders will be borne by each such Selling Stockholder.

        The Common Stock is traded on the Nasdaq National Market System.

        The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "1933 Act"), in which event commissions received by such broker may be deemed to be underwriting commissions under the Securities Act.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY
BY PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT.
SEE "RISK FACTORS" BEGINNING ON PAGE 3.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY
OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.

        No person is authorized to give any information or to make any representations, other than those contained in this Prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

        The date of this Prospectus is March 30, 2005.

AVAILABLE INFORMATION

        The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") since the first date on which its Common Stock is registered under Section 12(g) of the Exchange Act and in accordance therewith will file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 219 South Dearborn Street, Chicago, IL 60604; 26 Federal Plaza, New York, NY 10007; and 5757 Wilshire Boulevard, Los Angeles, CA 90036, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market System. Reports, proxy statements, informational statements and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

        The Company intends to furnish its stockholders with annual reports containing audited financial statements and a report thereon by an independent registered public accounting firm.

        A copy of any document incorporated by reference in the Registration Statement (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates) of which this Reoffer Prospectus forms a part but which is not delivered with this Reoffer Prospectus will be provided by the Company without charge to any person (including any beneficial owner) to whom this Reoffer Prospectus has been delivered upon the oral or written request of such person. Such requests should be directed to Bradford J. Shafer, Theravance, Inc., 901 Gateway Boulevard, South San Francisco, CA 94080. The Company's telephone number at that location is (650) 808-6000.

THE COMPANY

        Theravance ("We" or the "Company") is a biopharmaceutical company with a pipeline of internally discovered product candidates. Of our six programs in development, two are in late stage—our bacterial infections program focusing on treating serious Gram-positive infections (telavancin) and our Beyond Advair collaboration with GlaxoSmithKline (GSK). We are focused on the discovery, development and commercialization of small molecule medicines across a number of therapeutic areas including respiratory disease, bacterial infections, overactive bladder and gastrointestinal disorders. By leveraging our proprietary insight of multivalency to drug discovery focused on validated targets, we are pursuing a next generation drug discovery strategy designed to discover superior medicines in large markets. None of our products have been approved for marketing and sale to patients and we have not received any product revenue to date.

        Our strategy focuses on the discovery, development and commercialization of medicines with superior efficacy, convenience, tolerability and/or safety. By primarily focusing on biological targets that have been either clinically validated by existing medicines or by potential medicines in late-stage clinical studies, we can leverage years of available knowledge regarding a target's activity and the animal models used to test potential medicines against such targets. We move a product candidate into development after it demonstrates superiority to existing medicines or drug candidates in animal models that we believe correlate to human clinical experience. This strategy of developing the next generation of existing medicines or potential medicines is designed to reduce technical risk and increase productivity. Within the last four years, five product candidates that we discovered have entered clinical studies. Finally, we believe that we can enhance the probability of successfully developing and commercializing medicines by identifying at least two structurally different product candidates, whenever practicable, for development in each therapeutic program.

        The Company's executive offices are located at 901 Gateway Boulevard, South San Francisco, CA 94080. The Company's telephone number is (650) 808-6000.

RISK FACTORS

Risks Related to our Business

If our product candidates are determined to be unsafe or ineffective in humans, we will not receive product revenue.

        We have never commercialized any of our product candidates. We are uncertain whether any of our compounds or product candidates will prove effective and safe in humans or meet applicable regulatory standards. In addition, our approach to applying our expertise in multivalency to drug discovery is unproven and may not result in the creation of successful medicines. The risk of failure for all of our compounds and product candidates is high. To date, the data supporting our drug discovery and development programs is derived solely from laboratory and preclinical studies and limited clinical studies. Our most advanced product candidate, telavancin, is currently in Phase 3 clinical studies. In addition, a number of other compounds remain in the lead identification, lead optimization and preclinical testing stages. It is impossible to predict when or if any of our compounds and product candidates will prove effective or safe in humans or will receive regulatory approval. If we are unable to discover and develop medicines that are effective and safe in humans, we will not receive product revenue.

If the product candidates that we develop on our own or through collaborative partners are not approved by regulatory agencies, including the Food and Drug Administration, we will be unable to commercialize them.

        The Food and Drug Administration (FDA) must approve any new medicine before it can be marketed and sold in the United States. We must provide the FDA and similar foreign regulatory authorities with data from preclinical and clinical studies that demonstrate that our product candidates are safe and effective for a defined indication before they can be approved for commercial distribution. We will not obtain this approval for a product candidate unless and until the FDA approves a New Drug Application (NDA). In order to market our medicines in the European Union and other foreign jurisdictions, we must obtain separate regulatory approvals in each country. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We have not yet filed an NDA with the FDA or made a comparable filing in any foreign country for any of our product candidates.

        Clinical studies involving our product candidates may reveal that those candidates are ineffective, inferior to existing approved medicines, unacceptably toxic or have other unacceptable side effects. In addition, the results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical studies may not produce the same results as earlier-stage clinical studies. Frequently, product candidates that have shown promising results in early preclinical or clinical studies have subsequently suffered significant setbacks or failed in later clinical studies. In addition, clinical studies of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If our clinical studies are substantially delayed or fail to prove the safety and effectiveness of our product candidates, we may not receive regulatory approval of any of our product candidates and our business and financial condition will be materially harmed.

Any failure or delay in commencing or completing clinical studies for our product candidates could severely harm our business.

        Each of our product candidates must undergo extensive preclinical and clinical studies as a condition to regulatory approval. Preclinical and clinical studies are expensive and take many years to complete. To date we have not completed the clinical studies of any product candidate. The commencement and completion of clinical studies for our product candidates may be delayed by many factors, including:

  •
  our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical and clinical studies;

  •
  delays in patient enrollment, which we have experienced in the past, and variability in the number and types of patients available for clinical studies;

  •
  difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

  •
  poor effectiveness of product candidates during clinical studies;

  •
  unforeseen safety issues or side effects;

  •
  governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

  •
  varying interpretation of data by the FDA and similar foreign regulatory agencies.

        It is possible that none of our product candidates will complete clinical studies in any of the markets in which we, our collaborators or licensees intend to sell those product candidates. Accordingly, we, our collaborators or licensees may not receive the regulatory approvals needed to market our product candidates. Any failure or delay in commencing or completing clinical studies or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.

Even if our product candidates receive regulatory approval, commercialization of such products may be adversely affected by regulatory actions.

        Even if we receive regulatory approval, this approval may include limitations on the indicated uses for which we can market our medicines. Further, if we obtain regulatory approval, a marketed medicine and its manufacturer are subject to continual review, including review and approval of the manufacturing facilities. Discovery of previously unknown problems with a medicine may result in restrictions on its permissible uses, or on the manufacturer, including withdrawal of the medicine from the market. The FDA and similar foreign regulatory bodies may also implement new standards, or change their interpretation and enforcement of existing standards and requirements, for the manufacture, packaging, or testing of products at any time. If we are unable to comply, we may be subject to regulatory or civil actions or penalties that could significantly and adversely affect our business. Any failure to maintain regulatory approval will limit our ability to commercialize our product candidates, which would materially and adversely affect our business and financial condition.

We have incurred operating losses in each year since our inception and expect to continue to incur substantial and increasing losses for the foreseeable future.

        We have been engaged in discovering and developing compounds and product candidates since mid-1997. We have not generated any product sales revenue to date. We may never generate revenue from selling medicines or achieve profitability. As of December 31, 2004, we had an accumulated deficit of $469 million. We expect our research and development expenses to continue to increase as we continue to expand our development programs. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. We are uncertain when or if we will be able to achieve or sustain profitability. Failure to become and remain profitable would adversely affect the price of our common stock and our ability to raise capital and continue operations.

If we fail to obtain the capital necessary to fund our operations, we may be unable to develop our products and we could be forced to share our rights to commercialize our product candidates with third parties on terms that may not be favorable to us.

        We need large amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations we will not be able to continue our discovery and development efforts and we might have to enter into strategic collaborations that could require us to share commercial rights to our medicines to a greater extent than we currently intend. Based on our current operating plans, we believe that our cash and cash equivalents and marketable securities will be sufficient to meet our anticipated operating needs for at least the next year. We expect to require additional capital after that period.

        In addition, if GSK is granted regulatory approval and launches a medicine containing a long-acting beta2 agonist (LABA) product candidate discovered by GSK, we would be required to pay GSK milestone payments of up to an aggregate of $220.0 million under our Beyond Advair collaboration. We may also need to raise additional funds if we choose to expand more rapidly than we presently anticipate. We may seek to sell additional equity or debt securities, or both, or incur other indebtedness. The sale of additional equity or debt securities, if convertible, could result in the issuance of additional shares of our capital stock and could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, our ability to raise debt and equity financing is constrained by our alliance with GSK and we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research and development efforts. This could harm our business, prospects and financial condition and cause the price of our common stock to fall.

If GSK does not satisfy its obligations under our agreements with them, we will be unable to develop our partnered product candidates as planned.

        We entered into our Beyond Advair collaboration agreement with GSK in November 2002 and a strategic alliance agreement with GSK in March 2004. In connection with the these agreements, we have granted to GSK certain rights regarding the use of our patents and technology with respect to compounds in our development programs, including development and marketing rights. In connection with our strategic alliance agreement, upon exercise of its rights with respect to a particular development program, GSK will have full responsibility for development and commercialization of any product candidates in that program. Any future milestone payments or royalties to us from these programs will depend on the extent to which GSK advances the product candidate through development and commercial launch.

        We cannot assure you that GSK will fulfill its obligations under these agreements. If GSK fails to fulfill its obligations under these agreements, we may be unable to assume the development of the product candidates covered by the agreements or enter into alternative arrangements with a third party to develop such product candidates. In addition, with the exception of product candidates in our Beyond Advair collaboration, GSK is not restricted from developing its own product candidates that compete with those licensed from us. If GSK elected to advance its own product candidates in preference to those licensed from us, future payments to us could be reduced and our business and financial condition would be materially and adversely affected. Accordingly, our ability to receive any revenue from the product candidates covered by these agreements is dependent on the efforts of GSK. We could also become involved in disputes with GSK, which could lead to delays in or termination of our development and commercialization programs and time-consuming and expensive litigation or arbitration. If GSK terminates or breaches its agreements with us, or otherwise fails to complete its obligations in a timely manner, the chances of successfully developing or commercializing our product candidates would be materially and adversely affected.

        In addition, while our alliance with GSK sets forth pre-agreed upfront payments, development obligations, milestone payments and royalty rates under which GSK may obtain exclusive rights to develop and commercialize our product candidates, GSK may in the future seek to negotiate more favorable terms on a project-by-project basis. To date, GSK has only licensed our long-acting muscarinic antagonist (LAMA) program and our bifunctional muscarinic antagonist-beta agonist (MABA) program under the terms of the strategic alliance agreement. To date GSK has chosen not to license our bacterial infections program and our anesthesia program. There can be no assurance that GSK will license any other development program under the terms of the strategic alliance agreement, or at all. GSK's failure to license our development programs could adversely affect the perceived prospects of the product candidates that are the subject of these development programs, which could negatively affect our ability to enter into collaborations for these product candidates with third parties and the price of our common stock.

Our relationship with GSK may have a negative effect on our ability to enter into relationships with third parties.

        As of December 31, 2004, GSK beneficially owned approximately 17.7% of our outstanding capital stock, and will have the right in July 2007 to acquire up to approximately 60% of our common stock through the exercise of its call right. Other than our bacterial infections program and our anesthesia program, which GSK has not licensed under the strategic alliance, GSK has the right to license exclusive development and commercialization rights to our product candidates arising from all of our current and future drug discovery and development programs initiated prior to September 1, 2007. This right will extend to our programs initiated prior to September 1, 2012 if GSK owns more than 50% of our common stock due to exercise of the call right or the put right. In brief, (i) the call right is GSK's right, in July 2007, to require us to redeem 50% of our common stock held by each stockholder at $54.25 per share, and (ii) the put right is the right of each of our stockholders in August 2007, if GSK has not exercised its call right in July 2007, to require us to redeem up to 50% of their common stock at $19.375 per share. Pharmaceutical companies (other than GSK) that may be interested in developing products with us are likely to be less inclined to do so because of our relationship with GSK, or because of the perception that development programs that GSK does not license pursuant to our strategic alliance agreement are not promising programs. In addition, because GSK may license our development programs at any time prior to successful completion of a Phase 2 proof-of-concept study, we may be unable to collaborate with other partners with respect to these programs until we have expended substantial resources to advance them through clinical studies. Given the restrictions on our ability to raise capital provided for in our agreements with GSK, we may not have sufficient funds to pursue such projects in the event GSK does not license at an early stage. If our ability to work with present or future strategic partners, collaborators or consultants is adversely affected as a result of our strategic alliance with GSK, our business prospects may be limited and our financial condition may be adversely affected.

If we are unable to enter into future collaboration arrangements or if any such collaborations with third parties are unsuccessful, our profitability may be delayed or reduced.

        Although GSK has licensed our LAMA and our MABA program, GSK has not licensed our bacterial infections program nor our anesthesia program, and GSK may not license any of our other programs. As a result, we may be required to enter into collaborations with other third parties regarding our bacterial infections program, our anesthesia program, or other programs whereby we have to relinquish material rights, including revenue from commercialization of our medicines on terms that are less attractive than our current arrangements with GSK. Furthermore, our ability to raise additional capital to fund our drug discovery and development efforts is greatly limited as a result of our agreements with GSK. In addition, we may not be able to control the amount of time and resources that our collaborative partners devote to our product candidates and our partners may choose to pursue alternative products. Moreover, these collaboration arrangements are complex and time-consuming to negotiate. If we are unable to reach agreements with third-party collaborators, we may fail to meet our business objectives and our financial condition may be adversely affected. We face significant competition in seeking third-party collaborators and may be unable to find third parties to pursue product collaborations on a timely basis or on acceptable terms. Our inability to successfully collaborate with third parties would increase our development costs and could limit the likelihood of successful commercialization of our product candidates.

We rely on a number of manufacturers for our product candidates and our business will be seriously harmed if these manufacturers are not able to satisfy our demand and alternative sources are not available.

        We do not have in-house manufacturing capabilities and depend entirely on a number of third-party compound manufacturers and active pharmaceutical ingredient formulators. We do not have long-term agreements with any of these third parties and our agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our compounds in a timely manner from these third parties could delay clinical studies and prevent us from developing our product candidates in a cost-effective manner or on a timely basis. In addition, manufacturers of our compounds are subject to the FDA's current Good Manufacturing Practices regulations and similar foreign standards and we do not have control over compliance with these regulations by our manufacturers.

        Our manufacturing strategy presents the following additional risks:

  •
  because of the complex nature of our compounds, our manufacturers may not be able to successfully manufacture our compounds in a cost effective or timely manner;

  •
  some of the manufacturing processes for our compounds have not been tested in quantities needed for continued clinical studies or commercial sales, and delays in scale-up to commercial quantities could delay clinical studies, regulatory submissions and commercialization of our compounds; and

  •
  because some of the third-party manufacturers and formulators are located outside of the U.S., there may be difficulties in importing our compounds or their components into the U.S. as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

        We presently do not have sufficient quantities to complete all clinical studies of telavancin, our lead product candidate in our bacterial infections program. We have successfully produced multiple lots of clinical supplies at a new manufacturer. If this new manufacturer fails to continue to produce telavancin at acceptable quantity and quality levels, our clinical studies and any commercialization of telavancin may be delayed. For our other development compounds in clinical development, TD-6301 and TD-2749 we are using a single source for the drug substance and drug product. We believe we currently have adequate supplies of these compounds for development, but if either of these suppliers fails to continue to produce TD-6301 or TD-2749 at acceptable quantity or quality levels, our clinical studies could be delayed.

If we lose our relationships with contract research organizations, our drug development efforts could be delayed.

        We are substantially dependent on third-party vendors and clinical research organizations for preclinical and clinical studies related to our drug discovery and development efforts. If we lose our relationship with any one or more of these providers, we could experience a significant delay in both identifying another comparable provider and then contracting for its services. We may be unable to retain an alternative provider on reasonable terms, if at all. Even if we locate an alternative provider, it is likely that this provider will need additional time to respond to our needs and may not provide the same type or level of service as the original provider. In addition, any clinical research organization that we retain will be subject to the FDA's regulatory requirements and similar foreign standards and we do not have control over compliance with these regulations by these providers. Consequently, if these practices and standards are not adhered to by these providers, the development and commercialization of our product candidates could be delayed, which could severely harm our business and financial condition.

We face substantial competition from companies with more resources and experience than we have, which may result in others discovering, developing or commercializing products before or more successfully than we do.

        Our ability to succeed in the future depends on our ability to demonstrate and maintain a competitive advantage with respect to our approach to the discovery and development of medicines. Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. Because our strategy is to develop new product candidates for biological targets that have been validated by existing medicines or potential medicines in late stage clinical studies, to the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use. We expect that any medicines that we commercialize with our collaborative partners or on our own will compete with existing or future market-leading medicines.

        Many of our potential competitors have substantially greater financial, technical and personnel resources than we have. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

  •
  discover and develop medicines that are superior to other products in the market;

  •
  attract qualified scientific, product development and commercial personnel;

  •
  obtain patent and/or other proprietary protection for our medicines and technologies;

  •
  obtain required regulatory approvals; and

  •
  successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new medicines.

        Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current or future market-leading medicines.

        Any new medicine that competes with a generic market leading medicine must demonstrate compelling advantages in efficacy, convenience, tolerability and/or safety in order to overcome severe price competition and be commercially successful. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will suffer.

        As the principles of multivalency become more widely known, we expect to face increasing competition from companies and other organizations that pursue the same or similar approaches. Novel therapies, such as gene therapy or effective vaccines for infectious diseases, may emerge that will make both conventional and multivalent medicine discovery efforts obsolete or less competitive.

We have no experience selling or distributing products and no internal capability to do so.

        Generally, our strategy is to engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to sell, market and distribute our products.

We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. If we receive regulatory approval to commence commercial sales of any of our product candidates, other than those subject to our current or future agreements with GSK or pursuant to other strategic partnerships that we may enter into, we will have to establish a sales and marketing organization with appropriate technical expertise and supporting distribution capability. At present, we have no sales personnel and a very limited number of marketing personnel. Factors that may inhibit our efforts to commercialize our products without strategic partners or licensees include:

  •
  our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

  •
  the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

  •
  the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

  •
  unforeseen costs and expenses associated with creating an independent sales and marketing organization.

        If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.

If we lose key scientists or management personnel, or if we fail to recruit additional highly skilled personnel, it will impair our ability to discover, develop and commercialize product candidates.

        We are highly dependent on principal members of our management team and scientific staff, including our Chairman of the Board of Directors, P. Roy Vagelos, our Chief Executive Officer, Rick E Winningham, and our Executive Vice President of Research, Patrick P.A. Humphrey. These executives each have significant pharmaceutical industry experience and Dr. Vagelos and Dr. Humphrey are prominent scientists. The loss of Dr. Vagelos, Mr. Winningham or Dr. Humphrey could impair our ability to discover, develop and market new medicines.

        Our scientific team has expertise in many different aspects of drug discovery and development. Our company is located in northern California, which is headquarters to many other pharmaceutical and biopharmaceutical companies and many academic and research institutions. There is currently a shortage of experienced scientists, which is likely to continue, and competition for skilled personnel in our market is very intense. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.

Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.

        Our principal facility is located in the San Francisco Bay Area near known earthquake fault zones and therefore is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods, communications failures and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.

Risks Related to GSK's Ownership of Our Stock

GSK's right to become a controlling stockholder of the company and its right to membership on our board of directors may create conflicts of interest, and may inhibit our management's ability to continue to operate our business in the manner in which it is currently being operated.

        As of December 31, 2004, GSK beneficially owned approximately 17.7% of our outstanding capital stock. In addition, GSK has certain rights to maintain its percentage ownership of our capital stock in the future, and in 2007 GSK may exercise its call right to acquire additional shares and thereby increase its ownership up to approximately 60% of our then outstanding capital stock. If GSK exercises this call right, or a sufficient number of our stockholders exercise the put right provided for in our certificate of incorporation, GSK could own a majority of our capital stock. In addition, GSK currently has the right to designate one member to our 12-member board of directors and, depending on GSK's ownership percentage of our capital stock after September 2007, GSK will have the right to nominate up to one-third of the members of our board of directors and up to one-half of the independent members of our board of directors. There are currently no GSK designated directors on our board of directors. GSK's control relationship could give rise to conflicts of interest, including:

  •
  conflicts between GSK, as our controlling stockholder, and our other stockholders, whose interests may differ with respect to our strategic direction or significant corporate transactions; and

  •
  conflicts related to corporate opportunities that could be pursued by us, on the one hand, or by GSK, on the other hand.

        Further, pursuant to our certificate of incorporation, we renounce our interest in and waive any claim that a corporate or business opportunity taken by GSK constituted a corporate opportunity of ours unless such corporate or business opportunity is expressly offered to one of our directors who is a director, officer or employee of GSK, primarily in his or her capacity as one of our directors.

GSK's rights under the strategic alliance and governance agreements may deter or prevent efforts by other companies to acquire us, which could prevent our stockholders from realizing a control premium.

        Our governance agreement with GSK requires us to exempt GSK from our stockholder rights plan, affords GSK certain rights to offer to acquire us in the event third parties seek to acquire our stock and contains other provisions that could deter or prevent another company from seeking to acquire us. For example, GSK may offer to acquire 100% of our outstanding stock from stockholders in certain circumstances, such as if we are faced with a hostile acquisition offer or if our board of directors acts in a manner to facilitate a change in control of us with a party other than GSK. In addition, pursuant to our strategic alliance agreement with GSK, GSK has the right to license all of our current and future drug discovery and development programs initiated prior to September 1, 2007 or, if GSK acquires more than 50% of our stock in 2007, prior to September 1, 2012. As a result, we may not have the opportunity to be acquired in a transaction that stockholders might otherwise deem favorable, including transactions in which our stockholders might realize a substantial premium for their shares.

Our governance agreement with GSK limits our ability to raise debt and equity financing, undertake strategic acquisitions or dispositions and take certain other actions, which could significantly constrain and impair our business and operations.

        Our governance agreement with GSK limits the number of shares of capital stock that we may issue and the amount of debt that we may incur. Prior to the termination of the call and put arrangements with GSK in 2007, without the prior written consent of GSK, we may not issue any equity securities if it would cause more than approximately 54.2 million shares of common stock, or securities that are vested and exercisable or convertible into shares of common stock, to be outstanding. After estimating the number of vested and exercisable shares of common stock we will require for equity incentive plans through the termination of the call and put arrangements, we believe that we may issue up to a total of approximately 5.0 million new shares of capital stock for capital raising purposes. In addition:

  •
  If, on or immediately after the termination of the call and put arrangements with GSK in 2007, GSK directly or indirectly controls more than 35.1% of our outstanding capital stock, then without the prior written consent of GSK, we may not issue more than an aggregate of approximately 16.1 million shares of our capital stock after September 1, 2007 through August 2012; and

  •
  Prior to the termination of the call and put arrangements with GSK in 2007, we may not borrow money or otherwise incur indebtedness of more than $100.0 million or if such indebtedness would cause our consolidated debt to exceed our cash, cash equivalents and marketable securities.

        These limits on issuing equity and debt could leave us without adequate financial resources to fund our discovery and development efforts if GSK does not license additional development programs pursuant to our strategic alliance agreement, if we do not enter into alliances with third parties on similar or better terms for these programs, or if we do not earn any of the potentially significant milestones in the programs that we have currently partnered with GSK. These events could result in a reduction of our discovery and development efforts or could result in our having to enter into collaborations with other companies that could require us to share commercial rights to our medicines to a greater extent than we currently intend. In addition, if GSK's ownership of our capital stock exceeds 50% as a result of the call and put arrangements, we will be prohibited from engaging in certain acquisitions, the disposition of material assets or repurchase of our outstanding stock without GSK's consent. These restrictions could cause us to forego transactions that would otherwise be advantageous to us and our other stockholders.

The market price of our common stock is not guaranteed, and could be adversely affected by the put and call arrangements with GSK.

        In 2007, GSK has the right to require us to redeem 50% of our outstanding common stock for $54.25 per share, and, if GSK does not exercise this right, our stockholders will have the right to cause us to redeem up to the same number of shares for $19.375 per share. The existence of the call feature on 50% of our common stock at a fixed price of $54.25 may act as a material impediment to our common stock trading above the $54.25 per share call price. If the call is exercised, our stockholders would participate in valuations above $54.25 per share only with respect to 50% of their shares. Therefore, even if our common stock trades above $54.25 per share, 50% of each stockholder's shares could be called at $54.25 per share. Similarly, because the put applies to only 50% of our common stock and is not exercisable prior to 2007, it is uncertain whether the put will have any effective supporting effect on our stock price. Prior to the expiration of the put period, the price at which our common stock will trade may be influenced by the put right. Therefore, after the expiration of the put period, the market price of the common stock may decline significantly. In addition, while GSK is generally prevented from making any unsolicited tender offer for our common stock, any announcement by GSK that it does not intend to exercise the call or any offer GSK may make to our board of directors on terms less favorable than the call right described above could adversely affect our common stock price.

After September 1, 2012, GSK could sell or transfer a substantial number of shares of our common stock, which could depress our stock price or result in a change in control of our company.

        After September 1, 2012, GSK will have no restrictions on its ability to sell or transfer our common stock on the open market, in privately negotiated transactions or otherwise, and these sales or transfers could create substantial declines in the price of the outstanding shares of our common stock or, if these sales or transfers were made to a single buyer or group of buyers, could transfer control of our company to a third party.

As a result of the call and put arrangements with GSK, there are uncertainties with respect to various tax consequences associated with owning and disposing of shares of our common stock. Therefore, there is a risk that owning and/or disposing of our common stock may result in certain adverse tax consequences to our stockholders.

        Due to a lack of definitive judicial and administrative interpretation, uncertainties exist with respect to various tax consequences resulting from the ownership of our common stock. These include:

  •
  In the event we pay or are deemed to have paid dividends prior to the exercise and/or lapse of the put and call rights, individual stockholders may be required to pay tax on such dividends at ordinary income rates rather than capital gains rates, and corporate stockholders may be prevented from obtaining a dividends received deduction with respect to such dividend income;

  •
  In the event that our common stock were to be considered as "not participating in corporate growth to any significant extent," a holder thereof may be required, during the period beginning upon such holder's acquisition of such stock and ending during the put period, to include currently in gross income a portion of the excess of $19.375 per share over the fair market value of the stock at issuance;

  •
  In the event that a common stockholder's put right were considered to be a property right separate from the common stock, such stockholder may be subject to limitations on recognition of losses and certain other adverse consequences with respect to the common stock and the put right (including the tolling of its capital gains holding period);

  •
  The application of certain actual and constructive ownership rules could cause the redemption of our common stock to give rise to ordinary income and not to capital gain;

  •
  A redemption of our common stock may be treated as a recapitalization pursuant to which a stockholder exchanges shares of common stock for cash and shares of new common stock not subject to call and put rights, in which case the stockholder whose shares were redeemed would be required to recognize gain, but not loss, in connection with this deemed recapitalization in an amount up to the entire amount of cash received (which gain may be taxed as ordinary income and not capital gain); and

  •
  The put right could prevent a stockholder's capital gain holding period for our common stock from running and thereby prevent a stockholder from obtaining long-term capital gain on any gain recognized on the disposition of the common stock.

Risks Related to Legal and Regulatory Uncertainty

If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, patent applications, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any involuntary disclosure to or misappropriation by third parties of this proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market. However, the status of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and is very uncertain. As of December 31, 2004, we had 44 issued United States patents and have received notices of allowance for 9 other United States patent applications. As of that date, we had 81 pending patent applications in the United States and 85 granted foreign patents. We also have 23 Patent Cooperation Treaty applications that permit us to pursue patents outside of the United States, and 355 foreign national patent applications. Our patent applications may be challenged or fail to result in issued patents and our existing or future patents may be too narrow to prevent third parties from developing or designing around these patents. If the sufficiency of the breadth or strength of protection provided by our patents with respect to a product candidate is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, the product candidate.

        In addition, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, for processes for which patents are difficult to enforce and for any other elements of our drug discovery and development processes that involve proprietary know-how, information and technology that is not covered by patent applications. Although we require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information and technology to enter into confidentiality agreements, we cannot be certain that this know-how, information and technology will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the intellectual property related to our technologies to third parties, we will not be able to establish or, if established, maintain a competitive advantage in our market, which could materially adversely affect our business, financial condition and results of operations.

Litigation or third-party claims of intellectual property infringement could require us to divert resources and may prevent or delay our drug discovery and development efforts.

        Our commercial success depends in part on our not infringing the patents and proprietary rights of third parties. Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Furthermore, parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, obtain one or more licenses from third parties or pay royalties. In addition, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly.

        In addition, in the future we could be required to initiate litigation to enforce our proprietary rights against infringement by third parties. Prosecution of these claims to enforce our rights against others could involve substantial litigation expenses and divert substantial employee resources from our business. If we fail to effectively enforce our proprietary rights against others, our business will be harmed.

Product liability lawsuits could divert our resources, result in substantial liabilities and reduce the commercial potential of our medicines.

        The risk that we may be sued on product liability claims is inherent in the development of pharmaceutical products. These lawsuits may divert our management from pursuing our business strategy and may be costly to defend. In addition, if we are held liable in any of these lawsuits, we may incur substantial liabilities and may be forced to limit or forgo further commercialization of those products. Although we maintain general liability and product liability insurance, this insurance may not fully cover potential liabilities. In addition, inability to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercial production and sale of our products, which could adversely affect our business.

The recent Medicare prescription drug coverage legislation and future legislative or regulatory reform of the healthcare system may adversely affect our ability to sell our products profitably.

        In both the United States and some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could adversely affect our ability to sell our products profitably. In the United States, new legislation has been proposed at the federal and state levels that would result in significant changes to the healthcare system, either nationally or at the state level. Further federal and state proposals and healthcare reforms are likely. Our results of operations could be materially and adversely affected by the Medicare prescription drug coverage legislation, by the possible effect of this legislation on amounts that private insurers will pay and by other healthcare reforms that may be enacted or adopted in the future.

If we use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

        Our research and development activities involve the controlled use of potentially hazardous substances, including chemical, biological and radioactive materials. In addition, our operations produce hazardous waste products. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of hazardous materials. Although we believe that our procedures for use, handling, storing and disposing of these materials comply with legally prescribed standards, we may incur significant additional costs to comply with applicable laws in the future. Also, even if we are in compliance with applicable laws, we cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any such contamination or injury. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business.

Failure to comply with Internal Control Attestation requirements could lead to loss of public confidence in our financial statements and negatively impact our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with our fiscal year ending December 31, 2005, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting and our audited financial statements as of the end of fiscal 2005. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005. We have prepared and are implementing a plan of action to assess the effectiveness of our internal control. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to our assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal control and the reliability of our financial statements, which ultimately could negatively impact our stock price. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations.

General Company Related Risks

Concentration of ownership will limit your ability to influence corporate matters.

        As of December 31, 2004, GSK beneficially owned approximately 17.7% of our outstanding capital stock and our directors, executive officers and investors affiliated with these individuals beneficially owned approximately 18.3% of our outstanding common stock. These stockholders could substantially control the outcome of actions taken by us that require stockholder approval. In addition, pursuant to our governance agreement with GSK, GSK currently has the right to nominate a board member and following September 2007 will have the right to nominate a certain number of board members depending on GSK's ownership percentage of our capital stock at the time. For these reasons, GSK could have substantial influence in the election of our directors, delay or prevent a transaction in which stockholders might receive a premium over the prevailing market price for their shares and have significant control over changes in our management or business.

Our stock price may be extremely volatile and purchasers of our common stock could incur substantial losses.

        Our stock price may be extremely volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. The following factors, in addition to the other risk factors described in this section, may also have a significant impact on the market price of our common stock:

  •
  GSK's call right in 2007 for 50% of our common stock at $54.25 per share;

  •
  the put right and the expiration of the put right in 2007;

  •
  announcements regarding GSK's decisions whether or not to license any of our product development programs;

  •
  the extent to which GSK advances (or does not advance) our product candidates through development into commercialization;

  •
  announcements regarding GSK generally;

  •
  announcements of patent issuances or denials, technological innovations or new commercial products by us or our competitors;

  •
  developments concerning any collaboration we may undertake with companies other than GSK;

  •
  publicity regarding actual or potential testing or study results or the outcome of regulatory review relating to products under development by us or by our competitors;

  •
  regulatory developments in the United States and foreign countries; and

  •
  economic and other external factors beyond our control.

If there are substantial sales of our common stock, our stock price could decline.

        If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares sold in our initial public offering were freely tradable without restriction or further registration under the federal securities laws, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act of 1933, as amended. Substantially all of our remaining shares of common stock outstanding will be eligible for sale pursuant to Rule 144 upon the expiration of 180-day lock-up agreements on April 4, 2005. In addition, to the extent options are exercised, the vested shares so acquired will also be eligible for sale to the public.

Anti-takeover provisions in our charter and bylaws, in our rights agreement and in Delaware law could prevent or delay a change in control of our company.

        Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include:

  •
  requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

  •
  restricting the ability of stockholders to call special meetings of stockholders;

  •
  prohibiting stockholder action by written consent; and

  •
  establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

        In addition, our board of directors has adopted a rights agreement that may prevent or delay a change in control of us. Further, some provisions of Delaware law may also discourage, delay or prevent someone from acquiring us or merging with us.

USE OF PROCEEDS

        The Company will not receive any of the proceeds from the offering hereunder. All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the individual Selling Stockholders will be borne by such Selling Stockholders.

SELLING SECURITY HOLDERS

        The Reoffer Prospectus relates to shares of Common Stock which have been acquired by certain employees and directors (the "Selling Stockholders") of the Company. Selling Stockholders acquired shares of Common Stock to be offered hereunder pursuant to the exercise of options granted under the Theravance, Inc. 1997 Stock Plan or Long-Term Incentive Plan or pursuant to restricted stock purchase agreements.

        The following table sets forth certain information with respect to the Selling Stockholders as of March 30, 2005:

Selling Stockholder	Stockholder's Position with Company	Number of Shares Owned Before Offering	Number of Shares to be Offered Hereby	Number of Shares Owned After Offering*
David E. Boone and Jackie D. Hinton JTWROS	Employee	161,290	161,290	0
Burton G. Christensen and Judith A. Fayter, Community Property	Former Employee	360,481	28,225	332,256
Glick Revocable Trust	Employee(1)	290,322	161,290	129,032
Deborah Higgins	Former Employee	79,417	29,032	30,967
Deborah L. Higgins and Michael J. Grodzicki, as Community Property	Former Employee	19,418	19,418	0
Thomas E. Jenkins	Former Employee	124,978	84,981	39,997
Michael Kitt	Employee	19,354	19,354	0
Arnold Levine	Employee	70,967	29,032	41,935
Martin S. Linsell	Former Employee	32,207	20,194	12,013
Edmund J. Moran	Employee	55,353	25,806	29,547
John L. Pace	Former Employee	45,248	27,599	17,649
Mehdi Paborji	Former Employee	25,866	25,866	0
Donald E. Schmidt, Jr., and Janet Blackburn as Community Property	Former Employee	51,134	21,524	29,610
Bradford J. Shafer Living Trust dtd 10/30/97	Employee(1)	228,224	221,773	6,451
Reynold Spector	Employee	17,419	17,419	0
Gregory Sturmer and Ellen A. Sturmer, as Community Property	Employee	89,677	48,387	41,290
Tananbaum Holdings, LLC	Former Employee(1)	451,612	451,612	0
James B. Tananbaum and Dana Shonfeld Tananbaum Family Trust	Former Employee(1)	64,516	64,516	0
P. Roy Vagelos	Chairman of the Board	1,003,323	109,677	893,646
Andrew S. Vagelos	Chairman of the Board(1)	64,516	32,258	32,258
Randall Vagelos	Chairman of the Board(1)	64,516	32,258	32,258

Ellen T. Vagelos	Chairman of the Board(1)	64,516	32,258	32,258
Cynthia Vagelos Roberts	Chairman of the Board(1)	64,516	32,258	32,258
P. Roy Vagelos, as Trustee of the Vagelos 2004 Grantor Retained Annuity Trust under Agreement of Trust dated March 1, 2004	Chairman of the Board(1)	258,064	258,064	0
George Whitesides	Director	589,029	116,127	472,902
Holders of less than 1% of the class	Employees and Former Employees(2)	484,268	484,268	0

*
Assumes sale of all of the shares offered; however, the Selling Stockholders may or may not sell any of the offered shares.

(1)
Selling Stockholder's family member, as defined under Form S-8.

(2)
Includes employees and former employees of the Company and certain family members, as defined under Form S-8.

PLAN OF DISTRIBUTION

        The shares of Common Stock covered by this Reoffer Prospectus are being registered by the Company for the account of the Selling Stockholders.

        The Selling Stockholder(s) may sell the shares in one or more transactions (which may involve one or more block transactions) on the Nasdaq National Market, in sales occurring in the public market off such system, in privately negotiated transactions or in a combination of such transactions. Each such sale may be made either at market prices prevailing at the time of such sale or at negotiated prices. The Selling Stockholder(s) may sell some or all of the shares in transactions involving broker-dealers, who may act as agent or acquire the shares as principal. Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholder(s) (and, if they act as agent for the purchaser of such shares, from such purchaser). The Selling Stockholder(s) will pay usual and customary brokerage fees. Broker-dealers may agree with the Selling Stockholder(s) to sell a specified number of shares at a stipulated price per share and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholder(s), to purchase as principals any unsold shares at the price required to fulfill the respective broker-dealer's commitment to the Selling Stockholder(s). Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions.

        To the knowledge of the Company, there is currently no agreement with any broker or dealer respecting the sale of the shares offered hereby. Upon the sale of any such shares, the Selling Stockholder(s) or anyone effecting sales on behalf of the Selling Stockholder(s) may be deemed an underwriter, as that term is defined under the Securities Act of 1933, as amended. The Company will pay all expenses of preparing and reproducing this Reoffer Prospectus, but will not receive the proceeds from sales by the Selling Stockholders. Sales will be made at prices prevailing at the time of such sales.

        The Company is bearing all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be borne by the Selling Stockholder(s) or other party selling such shares. In order to comply with certain states' securities laws, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption form registration or qualification is available and is obtained.

DOCUMENTS INCORPORATED BY REFERENCE

        Theravance, Inc. hereby incorporates by reference into this Prospectus the following documents previously filed with the Commission:

  (a)
  Theravance, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2004,

  (b)
  All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the registrant document referred to in (a) above; and

  (c)
  The description of the Registrant's outstanding Common Stock contained in Theravance, Inc.'s Registration Statement No. 000-30319 on Form 8-A filed with the SEC on September 27, 2004, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

        All of such documents are on file with the Commission. All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities to be offered pursuant hereto have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents.

INDEMNIFICATION

        Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the 1933 Act. Theravance, Inc.'s Bylaws provide for mandatory indemnification of its directors and permissible indemnification of officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Theravance, Inc.'s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of their fiduciary duty as directors to Theravance, Inc. and its stockholders. This provision in the Certificate of Incorporation does not eliminate the fiduciary duty of the directors, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Theravance, Inc. for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Theravance, Inc. has entered into Indemnification Agreements with its directors. The Indemnification Agreements provide Theravance, Inc.'s directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law.

QuickLinks

AVAILABLE INFORMATION
TABLE OF CONTENTS
THE COMPANY
RISK FACTORS
USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION
DOCUMENTS INCORPORATED BY REFERENCE
INDEMNIFICATION